Franklin Ethereum ETF (EZET)

FRANKLIN TEMPLETON

Digital Assets Factsheet as of September 30, 2024

Investment Overview

EZET seeks to reflect generally the performance of the price of ether before payment of the fund's expenses.

SIMPLIFIED ACCESS: Convenient and cost-effective, lowering the barrier of entry into the crypto market.
CREDIBLE OVERSIGHT: Offered by Franklin Templeton, a trusted partner to clients for 75 years, custodied by Coinbase, and registered under the Securities Act of 1933.
EXPOSURE TO AN ECOSYSTEM: Ethereum is a novel, growing business model with a large addressable market and strong network effects.

Before you invest, for more complete information about the Fund and this offering, you should carefully read the Fund's prospectus. The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA.

Fund Overview

Fund Inception Date	07/23/2024
Gross Sponsor Fee	0.19%
Net Sponsor Fee	0.00%
Asset Class	Alternatives
Listed Exchange	Cboe
Cboe Ticker	EZET
CUSIP	35351J109
ISIN	US35351J1097
Ether Custodian	Coinbase Custody Trust Company, LLC
Marketing Agent	Franklin Distributors, LLC

Benchmark(s)

CME CF Ether-Dollar Reference Rate - New York Variant

Fund Characteristics

	Fund
Total Net Assets	$30.52 Million

Total Returns (%)

	Cumulative			Average Annual					Inception
	3-Mth	6-Mth	YTD	1-Yr	3-Yr	5-Yr	10-Yr	Inception	Date
Market Price Return	—	—	—	—	—	—	—	-25.09	7/23/2024
NAV Returns	—	—	—	—	—	—	—	-25.47	7/23/2024
Benchmark	—	—	—	—	—	—	—	-25.09	—

Calendar Year Total Returns (%)

	2023	2022	2021	2020	2019	2018	2017	2016	2015	2014
Market Price Return	—	—	—	—	—	—	—	—	—	—
NAV Returns	—	—	—	—	—	—	—	—	—	—
Benchmark	—	—	—	—	—	—	—	—	—	—

Performance data quoted represents past performance, which does not guarantee future results. *Current performance may be lower or higher than the figures shown. Principal value and investment returns will fluctuate, and investors' shares, when redeemed, may be worth more or less than the original cost. Performance would have been lower if fees had not been waived in various periods. Total returns assume the reinvestment of all distributions and the deduction of all fund expenses. An investor cannot invest directly in an index, and unmanaged index returns do not reflect any fees, expense or sales charges. Returns for periods of less than one year are not annualized. For current month-end performance, please visit franklintempleton.com.*
Net Asset Value (NAV) returns are based on the NAV of the ETP; Market Price returns are based upon the official closing price of the ETP's shares. Returns are average annualized total returns, except for those periods of less than one year, which are cumulative. Market Price returns are calculated using the closing price as of 1 p.m. Pacific time on each trading day (when NAV is normally determined for most Funds), and do not represent the returns you would receive if you traded shares at other times. Performance for the ETP and its benchmark index are as of the ETP's last trading day before the end of the period.
The Fund's only ordinary recurring expense is the Sponsor's annual fee applied to the NAV of the Fund. The Sponsor's annual fee accrues daily and is payable by the Fund monthly in arrears. The Fund's expenses will reduce the NAV of the Fund. The Sponsor may, at its sole discretion and from time to time, waive all or a portion of the Sponsor's Fee for stated periods of time. The Sponsor may, at its sole discretion and from time to time, waive all or a portion of the Sponsor's Fee for stated periods of time. The Sponsor is under no obligation to waive any portion of its fees and any such waiver shall create no obligation to waive any such fees during any period not covered by the waiver. **Net Sponsor Fee:** For a period commencing on the day the Shares are initially listed on the Exchange to January 31, 2025, the Sponsor will waive the entire Sponsor's Fee on the first $10.0 billion of the Fund's assets.
Franklin Holdings, LLC is the Fund's Sponsor (the "Sponsor"). The Fund is a series of Franklin Ethereum Trust (the "Trust"). The Trust is a Delaware statutory trust that was formed on February 8th, 2024. Shares of the Fund are not obligations of, and are not guaranteed by, the Sponsor or any of its subsidiaries or affiliates. BNY Mellon Asset Servicing, a division of The Bank of New York Mellon, or "BNYM," is the Administrator (the "Administrator") and Transfer Agent (the "Transfer Agent") of the Fund. BNYM also serves as the custodian of the Fund's cash, if any. Coinbase serves as the Custodian (the "Custodian") of the Fund's ether. CSC Delaware Trust Company is the sole trustee of the Trust (the "Trustee"). Franklin Distributors, LLC, an affiliate of the Sponsor, is the Fund's marketing agent (the "Marketing Agent").

What should I know before investing?

All investments involve risks, including possible loss of principal. Before you invest, for more complete information about the Fund and this offering, you should carefully read the Fund's prospectus.

The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA.

This **is not a direct investment in ether**, but rather, an exchange-traded product that invests in ether.

The Fund holds only ether and cash and is not suitable for all investors. The Fund is not a diversified investment and, therefore, is expected to be more volatile than other investments, such as an investment in a more broadly diversified portfolio. An investment in the Fund is not intended as a complete investment plan

An investment in the Fund is subject to market risk with respect to the digital asset markets. The trading price of the ether held by the Fund may go up and down, sometimes rapidly or unpredictably. The value of the Fund's Shares relates directly to the value of ether, which has been in the past, and may continue to be, highly volatile and subject to fluctuations due to a number of factors. Extreme volatility in the future, including substantial, sustained or rapid declines in the trading prices of ether, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value.

Competitive pressures may negatively affect the ability of the Fund to garner substantial assets and achieve commercial success.

Digital assets represent a new and rapidly evolving industry, and the value of the Fund's Shares depends on the acceptance of ether. Due to the relative unregulated nature and lack of transparency surrounding the operations of digital asset exchanges, which may experience fraud, manipulation, security failures or operational problems, as well as the wider ether market, the value of ether and, consequently, the value of the Shares may be adversely affected, causing losses to Shareholders.

Digital asset markets in the U.S. exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the value of ether or the Shares, such as by banning, restricting or imposing onerous conditions or prohibitions on the use of ether, validation activity, digital wallets, the provision of services related to trading and custodying ether, the operation of the Ethereum network, or the digital asset markets generally.

The Index price used to calculate the value of the Fund's ether has a limited performance history and may be volatile, adversely affecting the value of the Shares. Moreover, the Index Administrator could experience system failures or errors. Errors in the Index data, computations and/or construction may occur from time to time and may not be identified and/or corrected for a period of time or at all, which may have an adverse impact on the Fund and the Shareholders. A temporary or permanent "fork"in the Ethereum blockchain could adversely affect the value of the Shares. The Fund does not have the ability or intention to hold any asset (including any crypto asset) other than ether and cash. Shareholders may not receive the benefits of any forks or "airdrops."Forks or airdrops may result in extraordinary expenses borne by the Fund.

The Fund is a passive investment vehicle and is not actively managed, meaning it does not manage its portfolio to sell ether at times when its price is high, or acquire ether at low prices in the expectation of future price increases. Also, the Fund does not use any hedging techniques to attempt to reduce the risks of losses resulting from ether price decreases. The Fund is not a leveraged product and does not utilize leverage, derivatives or similar instruments or transactions. The Fund's Shares are not interests or obligations of the Fund's Sponsor or its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The amount of ether represented by each Share will decrease over the life of the Fund due to the sales of ether necessary to pay the Sponsor's Fee and other Fund expenses. Without increases in the price of ether sufficient to compensate for that decrease, the price of the Shares will also decline and you will lose money on your investment in Shares.

Security threats to the Fund's account at the Ether Custodian or Prime Broker could result in the halting of Fund operations and a loss of Fund assets or damage to the reputation of the Fund, each of which could result in a reduction in the value of the Shares. The Fund will not stake the ether it holds, so an investment in the Fund's shares will not realize the economic benefits of staking.

If the process of creation and redemption of Creation Units encounters any unanticipated difficulties, the possibility for arbitrage transactions by Authorized Participants intended to keep the price of the Shares closely linked to the price of ether may not exist and, as a result, the price of the Shares may fall or otherwise diverge from NAV.

Important Information

The Fund has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC, when available, for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting franklintempleton.com.

The Fund issues and redeems Creation Units on a continuous basis. Creation Units are only issued or redeemed in exchange for an amount of cash determined based on the price of buying/selling the number of bitcoins published in the daily basket. No Shares are issued unless the Fund's prime broker has allocated to the Fund's account the corresponding amount of bitcoin. Creation Units may be created or redeemed only by Authorized Participants, who pay a transaction fee for each order to create or redeem Creation Units. The Shares will be sold to the public at prices that will reflect the price of bitcoin and the trading price of the Shares on the Cboe BZX exchange at the time of the offer.

ETFs and ETPs trade like stocks, fluctuate in market value and may trade at prices above or below the ETFs/ETPs net asset value. Brokerage commissions and ETF expenses will reduce returns. ETF/ETP shares may be bought or sold throughout the day at their market price, not their Net Asset Value (NAV), on the exchange on which they are listed. Shares of ETFs/ETPs are tradable on secondary markets and may trade either at a premium or a discount to their NAV on the secondary market.

Canada: This content is intended only for Canadian institutional investors that qualify as "permitted clients" as defined in National Instrument 31-103 - Registration Requirements, Exemptions and Ongoing Registrant Obligations. U.S. securities laws generally limit a non-U.S. fund's purchase of a U.S. registered mutual fund or ETF/ETP (a "U.S. Fund") to no more than 3% of the U.S. Fund's voting stock. You should consult your legal counsel prior to investing in a U.S. Fund.

The **CME CF Ether-Dollar Reference Rate - New York Variant** (ETHUSD_NY) is a once a day benchmark index price for Ether that aggregates trade data from multiple Ether- USD markets operated by major cryptocurrency exchanges that conform to the CME CF Constituent Exchange Criteria. Source: CF Benchmarks Ltd. Indexes are unmanaged, and one cannot invest directly in an index. They do not reflect any fees, expenses or sales charges. Important data provider notices and terms available at www.franklintempletondatasources.com. All data is subject to change.

Franklin Distributors, LLC. Member FINRA/SIPC.

Before investing, carefully consider a fund's investment objectives, risks, charges and expenses. You can find this and other information in each prospectus, or summary prospectus, if available, at www.franklintempleton.com. Please read it carefully.